Exhibit (d) (6) (ii)
Schedule A to
Sub-Advisory Agreement
Revised as of April 4, 2012

	Annual Fee Rate (stated as
	a percentage of the Fund’s
Fund	average daily net assets)	Effective Date
Allianz NFJ Global Dividend Value Fund	0.50%	5/27/09
Allianz NFJ International Small-Cap Value Fund	0.65%	6/1/12
Allianz NFJ International Value II Fund	0.50%	9/22/11
[Signature page follows.]
[Schedule A to Sub-Advisory Agreement]

IN WITNESS WHEREOF, ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC and NFJ INVESTMENT GROUP LLC have each caused this Schedule A to Sub-Advisory Agreement to be signed in its behalf by its duly authorized representative, as of the date first above written.

ALLIANZ GLOBAL INVESTORS FUND
MANAGEMENT LLC

By: Name:	/s/ Brian S. Shlissel Brian Shlissel
Title:	Managing Director

NFJ INVESTMENT GROUP LLC

By: Name:	/s/ Charles H. Field Charles H. Field
Title:	Chief Legal Officer
[Schedule A to Sub-Advisory Agreement — Signature Page]